January 29, 2010

U.S. Securities and Exchange Commission		BY EDGAR
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Post-Effective Amendment No. 1 to Form S-3
Filed January 25, 2010
File No. 333-128675

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Gander Mountain Company hereby submits this application for withdrawal of Post-Effective Amendment No. 1 to our Registration Statement on Form S-3 (the “Amendment”) (Accession No. 0001104659-10-002712).  The Amendment was filed with the Securities and Exchange Commission via EDGAR on January 25, 2010.  The purpose of the Amendment was to amend the Registration Statement to deregister shares that were previously deregistered in 2007.  Therefore, we  respectfully request that pursuant to Rule 477 under the Act, the Securities and Exchange Commission consent to this application for withdrawal as soon as possible.  No securities were sold pursuant to the Registration Statement.

If the staff has any questions on any of the information set forth herein, please telephone me at (651) 325-4425 or Jonathan Zimmerman of Faegre & Benson LLP at (612) 766-8419.  My fax number is (651) 325-2001 and Jonathan’s fax number is (612) 766-1600.

Sincerely,

/s/ Eric R. Jacobsen

Eric R. Jacobsen
Executive Vice President
General Counsel and Secretary

cc:                                 Chris Chase, Staff Attorney, Securities and Exchange Commission
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP

180 East Fifth Street • Suite 1300 • St. Paul, MN  55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer